UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DISTRIBUCIÓN Y SERVICIO D&S S.A.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Gordon Y. Allison

Vice President and General Counsel – Corporate Division, and Assistant Secretary

Wal-Mart Stores, Inc.

702 SW 8th Street

Bentonville, Arkansas 72716-8611

(479) 273-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wal-Mart Stores, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,860,718,212 shares of Common Stock
8. Shared Voting Power 0
9. Sole Dispositive Power 4,860,718,212 shares of Common Stock
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,860,718,212 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.55%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inversiones Australes Tres Limitada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,860,718,212 shares of Common Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,860,718,212 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,860,718,212 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 74.55%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D relating to shares of common stock, no par value (the “Shares”), of Distribución y Servicio D&S S.A., a corporation organized under the laws of Chile (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 4, 2009 (the “Original Schedule 13D”).

Amendment No. 1 is filed to report an increase in the number of Shares and in the percentage of the outstanding common stock of the Issuer beneficially owned by the Reporting Persons as a result of the completion of the previously disclosed mandatory follow-on tender offer conducted in Chile and the United States by Inversiones Australes Tres Limitada (“WM Sub”), a sociedad de responsabilidad limitada organized under the laws of Chile, in accordance with requirements of Chilean law (the “Follow-on Offer”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

WM Sub expects to use, at the closing of the Follow-on Offer scheduled for April 2, 2009, an aggregate of approximately US $432,614,000 to purchase the 1,060,327,961 Shares tendered in the Follow-on Offer, including Shares represented by American Depositary Shares, as set forth in Item 4 below. The source of the funds for such purchase was the working capital of Wal-Mart.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented to add the following:

On February 23, 2009, pursuant to a Chilean “Prospectus” (the “Chilean Prospectus”) and related offering materials furnished by the Reporting Persons to the Commission under cover of Form CB, WM Sub commenced the Follow-on Offer in Chile and the United States to purchase all of the Issuer’s outstanding (i) Shares and (ii) American Depositary Shares (“ADSs”) that were not already owned by WM Sub as a result of the Offer that closed on January 29, 2009. Each ADS represents 60 Shares of the Issuer, and at the time of commencement of the Follow-on Offer, the outstanding ADSs represented approximately 0.4% of the outstanding capital stock of the Issuer. The Follow-on Offer was made pursuant to the requirements of Chilean securities law, which mandated that WM Sub commence the Follow-on Offer within 30 calendar days of the publication, on January 25, 2009, of the Notice of Results of the Offer. The Follow-on Offer was made in the United States in reliance on an exemption from certain requirements of Regulation 14D and Regulation 14E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided by Rule 14d-1(c). The Follow-on Offer was at the same price as the Offer, which was $0.408 per Share and $24.48 per ADS, and expired on March 25, 2009. Pursuant to Chilean law, the results of the Offer were announced on March 28, 2009 and WM Sub acquired 1,060,327,961 Shares (including Shares underlying acquired ADSs) of the Issuer.

As previously disclosed, as a result of the large number of ADSs tendered into the initial Offer and the resulting small number of ADSs publicly held after completion of the initial Offer, on January 27, 2009 the New York Stock Exchange gave notice that it had suspended trading in, and would commence delisting of, the ADSs. This delisting was effective as of February 9, 2009. As a result of the Follow-on Offer, the number of shares underlying ADSs beneficially owned by holders other than the Reporting Persons represents less than 0.1% of the Issuer’s outstanding capital stock. By letter dated March 25, 2009, the Issuer gave notice to the Chilean Securities and Insurance Agency that the board of directors of the Issuer has resolved to initiate with the Commission deregistration of the Shares under the Exchange Act when and if the Issuer satisfies conditions of eligibility for such deregistration.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate number of Shares (including Shares underlying ADSs) that are beneficially owned by the Reporting Persons as of March 28, 2009 is 4,860,718,212, which represents 74.55 % of the outstanding Shares. This percentage is based upon 6,520,000,000 Shares outstanding as of the Issuer’s most recent Form 20-F filed with the Commission on July 15, 2008. Wal-Mart has the sole power to control the vote of, and dispose of, all of such beneficially owned Shares, and WM Sub, as an indirectly wholly-owned subsidiary of Wal-Mart, has shared power to control the vote of, and to dispose of, all of such beneficially owned Shares.

(c)	See description of the Follow-on Offer in Item 4.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

INVERSIONES AUSTRALES TRES LIMITADA

/s/ GORDON Y. ALLISON
Name:	Gordon Y. Allison
Title:	Attorney-in-Fact

March 30, 2009

WAL-MART STORES, INC.

/s/ GORDON Y. ALLISON
Name:	Gordon Y. Allison
Title:	Vice President and General Counsel – Corporate Division, and Assistant Secretary

March 30, 2009